SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under section 14(D)(4)
of the Securities Exchange Act of 1934.
Second Amendment

CROFF ENTERPRISES, INC.
 (Name of Subject Company)

CROFF ENTERPRISES, INC.
(Name of Filing Persons)

CLASS B PREFERRED STOCK
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

CROFF ENTERPRISES, INC.
ATTN: KELLE THOMAS
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209
(303) 383-1515
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Julian Jensen
311 South State Street Ste. 380
Salt Lake City, Utah 84111
801.531.6600

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

          The name of the subject company is Croff Enterprises, Inc., a Utah public corporation (the "Company" or “Croff”). The address of the principal executive offices of the Company is 3773 Cherry Creek Drive North #1025, Denver, Colorado 80209. The telephone number of the Company at its principal executive offices is 303.383.1555. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits as annexed hereto - this "Statement") relates is the Preferred B stock, no par value, of the Company, (the "Shares"). As of December 31, 2004, there were 540,659 Preferred B Shares issued and outstanding

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The filing person is Croff Enterprises, Inc. The Company's name, business address and business telephone number are set forth in Item 1 above.

        Croff is a Utah public corporation engaged in oil and gas development and marketing. It has approximately 1,178 shareholders of record holding 568,900 shares of common stock. It has 1,057 shareholder of record holding 540,659 Class “B” preferred shares.

        This Statement relates to the offer by Jensen Development Company, C.S. Finance L.L.C., and Gerald L. Jensen, (the “Offerors”) to acquire each issued and outstanding share of Preferred B stock, no par value, of the Company for $3.00 per share net cash to the seller (the “Offer”).

        The offering persons are Jensen Development Company, a private Colorado corporation (which is also the largest shareholder of Croff) and C.S. Finance L.L.C., a Colorado limited liability company. Both of these entities are wholly owned by Mr. Gerald L. Jensen, the Chairman of the Board, CEO and President of Croff. Both of these entities are located at 3773 Cherry Creek Drive North 1025, Denver, Colorado 80209. The offering persons collectively own a large minority of the outstanding common and class B preferred shares of Croff and must be considered affiliated persons.

        Jensen Development Company is a Colorado corporation which invests primarily in real estate transactions, including development and rehabilitation projects. C.S. Finance L.L.C. is a Colorado limited liability company that does private lending primarily for companies affiliated with Gerald L. Jensen. Neither the Offerors, Mr. Jensen nor any other persons affiliated with the Offerors have been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor have they been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person or entity from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) Transactions. Croff currently has an office sharing arrangement with Jenex Petroleum Corporation (“Jenex”), which is wholly owned by Croff’s President, Mr. Jensen. The Company is not a party to any lease, but during 2004 paid Jenex for office space and all office services, including rent, phone, office supplies, secretarial services, well related services, and accounting. Mr. Stuart Kroonenberg, the former Chief Financial Officer of the Company, was paid by Jenex pursuant to this arrangement, but served as an officer of Croff. These arrangements were entered into to reduce the Company’s overhead and are currently on a month-to-month basis. The Company’s expenses for these services were $48,000, $30,000 and $24,000 for the years ended 2004, 2003 and 2002, respectively. Although these transactions were not a result of “arms length” negotiations, we are advised that the Company’s Board of Directors approved these transactions and believes that they are reasonable.

       The Company retains the legal services of Jensen, Duffin, & Dibb, LLP. Mr. Julian Jensen, a Director, shareholder of the Company, and the brother of Mr. Gerald Jensen, is part of this professional firm. Legal fees paid to this law firm for the years ending 2004, 2003, and 2002 were $2,410, $2,256 and $3,109, respectively.

       The Company has working interests in five Oklahoma natural gas wells, which are operated by Jenex. As part of the 1998 purchase agreement, Jenex agreed to rebate to Croff $150 of operating fees per well, each month, which now totals $750 per month, as long as Jenex operated the wells and Croff retained its interest.

       The Company compensated Richard H. Mandel, Jr., a member of its Board of Directors, 1,000 and 2,000 shares of Croff common stock during 2003 and 2004, respectively, for consulting services rendered in connection with the Company’s Yorktown Re-entry Program in south Texas. The common shares were valued at $1.00 per share for purposes of these transactions, which the Board of Directors of Croff believed at the time approximated the fair market price of the shares. Colleen Jensen, wife of Gerald L. Jensen, is an officer (Secretary) of Jensen Development Company, an Offeror. Mrs. Jensen as an employee of Jenex, has performed services for Croff as part of the overhead assistance provided to Croff by Jenex for the monthly fee.

       (b) Significant Corporate Events. During the past two years, Jensen Development and C.S. Finance have been involved in two significant corporate events with Croff. First, Jensen Development and C.S. Finance have been involved in the election of directors of Croff. In the case of Jensen Development it participated directly as a shareholder of the Company’s common stock through submission of proxy votes; and indirectly, in the case of C.S. Finance, through votes made by C.S. Finance’s sole member, Mr. Gerald Jensen, who owns 114,858 shares of Croff common stock. Second, on April 14, 2005, Jensen Development and C.S. Finance submitted a proposal to Croff to purchase all of the Preferred B Oil Assets of the Company. This offer was rejected by the non-management members of the Board of Directors of Croff for certain corporate and income tax reasons, but the non-management committee of the Board invited a direct tender offer for shares at a higher price. A Tender Offer was made in response to the rejected offer, to which this Schedule applies.

       (c) Agreements Involving the Company’s Securities. None.

ITEM 4. SOLICITATION OR RECOMMENDATION.

         Croff has five members on its Board of Directors. In order for the Board of Croff to review the Tender Offer proposed by Gerald L. Jensen, Chairman, President and CEO of Croff, the other four members of the Board formed what they called a non-management committee on April 8, 2005, and which in reality constituted the majority of the Board and acted as the Croff Board with respect to the Tender Offer and all related matters. Mr. Gerald L. Jensen was excluded from participating on this committee. Dilworth A. Nebeker was elected to serve as the Acting Lead Director and chairs the non-management committee. In connection with this Tender Offer, the non-management committee acts on behalf of Croff as the Board of Directors. All references in this Schedule to the Board shall mean and include the non-management committee acting as the Board.

POSITION OF THE NON-MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

       The four non-management members of the Board of Directors of Croff Enterprises, Inc. met on July 19, 2005, to further review and discuss the “Amended OFFER TO PURCHASE FOR CASH” which has been filed with the SEC and mailed by Jensen Development Company, CS Finance L.L.C., and Mr. Gerald L. Jensen (“Offerors”) to the Preferred B shareholders of Croff Enterprises, Inc.

       After review and discussion, the non-management committee of the Board unanimously adopted the following Resolution with respect to the Tender Offer made by the Offerors:

       The majority of the four Directors comprising the non-management committee of the Croff Board of Directors believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee is neutral and makes no recommendation for or against this
Tender Offer. For your information, each Director on the non-management committee currently intends to tender all or part of his shares in this Tender Offer.

       For more information from Croff related to this Tender Offer, please read schedule 14D-9 included herein.

       This Resolution was promptly communicated to the Offerors. A letter containing the resolution was subsequently mailed to the shareholders on July __ , 2005 pursuant to a Rule 14E-2 disclosure, and was concurrently filed with the Securities and Exchange Commission as Exhibit (b) (2) to Schedule 14D-9 in response to the Amended Tender Offer.

        As clearly stated, the non-management committee makes no recommendation for or against this Tender Offer, but has determined in this amended filing to more fully set-out the factors and decision process employed in reaching the foregoing general recommendation to shareholders and to include a copy of this Schedule 14D-9 as part of the Tender Offer disclosure package to shareholders.

REASONS FOR POSITION OF THE NON-MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

        The primary reason for the non-management committee making no recommendation was that the Directors believed that each shareholder should decide whether or not to tender shares based upon their specific tax and financial situations and their investment objectives. Each Director is going to decide whether to tender all or part of his shares, and believes that each shareholder should decide what is in their own best interest.

        In reaching it recommendation to shareholders that “the tender offer is a good alternative, from a financial perspective for the Croff Preferred B shareholders generally at this time” each director in a Meeting held on June 13, 2005 considered the possible liquidity and valuation of the shares in light of the following circumstances.

        (i) The Directors knew and discussed that the Preferred B shares are highly illiquid. The Directors felt the existence of a cash offer had some intrinsic value which cannot be quantified. The Directors also knew the lack of an active trading market made it impossible to currently obtain a meaningful market price determination. It is unlikely an active trading market will be developed based upon historical precedent.

        (ii) Furthermore, the Directors knew that the Croff oil and gas properties are small and geographically scattered, and would be extremely difficult to value or to sell separately.

        (iii) The Board then discussed whether a current valuation of the Tender Offer limited to and based upon the present reserve report of recoverable reserves valued at current pricing may be arbitrary and unreliable in light of the extreme volatility of current oil and gas prices, and specifically compared to historical prices. Some of the Board determined the current Tender Offer may be high based upon historical prices, possibly on the low end if considered only in the light of current prices, and that future prices clearly were unknown. The Board further reiterated its view that in this company the alternative of having any liquidity through a Tender Offer may off-set a lower Tender Offer price, but felt there was no way the Board or any third party could accurately value this factor. As a result, a majority of the Board determined the company should be neutral and make no recommendation

        (iv) The Board then considered whether an independent valuation or fairness opinion would be helpful or justified in analyzing the Tender Offer, but concluded that because of the very limited resources of the Company and the relativiely modest value of the assets that the anticipated costs of an outside analysis could not be justified and does not anticipate such a review to be helpful in light of the foregoing particular circumstances and factors applicable to Croff.

        (v) Each director further indicated that each was individually satisfied as to the adequacy of the Tender Offer and would tender some or all of their shares pursuant to the offer and felt that the shareholders should be advised of this position.

        Under the foregoing circumstances, the Directors believed the decision to make no individual recommendation for or against this Amended Tender Offer was appropriate and in the best interests of the shareholders.

BACKGROUND OF THE OFFER

         For a long time, the Board of Directors of the subject company has been focused on enhancing the value of the common and preferred stock and increasing liquidity for the shareholders. These issues had been a continuing and on-going matter for the Board of Directors.

       On or about March 1, 2005, a Croff Board meeting was held at which Mr. Gerald L. Jensen, Chairman, President and CEO of Croff, presented a preliminary plan regarding the Preferred B assets and shares. The plan was discussed generally. Mr. Jensen was going to refine the plan for further discussion with the Board.

        On or about March 24, Mr. Jensen prepared a further proposal for discussion with the Board regarding the oil and gas assets and Preferred B shares.

        On April 8, the Croff Board of Directors held a directors meeting. At that meeting a discussion was held about the proposal, but no decisions were made. However, the Board passed the following Resolution: “Croff Enterprises, Inc. announces that its Board of Directors has voted to review Croff’s strategic alternatives. Such review may include the possible sale or merger of all or part of the Company or the possible sale or disposition of all or part of its assets. The non-management committee was also created at this time to review to independently review all Tender Offer proposals by Mr. Gerald Jensen and affiliated entities.

        In undertaking this review, the Board stated two primary objectives. The first objective is to increase shareholder value. The second is to provide liquidity to shareholders. The Board and management believe this is a favorable time to actively pursue these objectives; however, there is no assurance that these objectives will be successfully achieved.

        On or about April 8, Croff filed a Form 8-K regarding the Board’s review of strategic alternatives.

        Mr. Jensen said he would prepare and submit a formal proposal.

        On April 15, Jensen Development Company, Inc. and CS Finance L.L.C. [Offerors] submitted an “offer to purchase assets pledged to the preferred b shareholders of croff enterprises, inc.” to the Croff Board of Directors. Jensen Development Company, Inc. and CS Finance L.L.C., are wholly owned by Gerald L. Jensen.

        The Offerors offered to pay $2.80, in cash, for each Preferred B share to the Preferred B shareholders [excluding Preferred B shares the Offerors and Mr. Gerald Jensen presently own].

        The Offer was contingent upon the satisfactory completion, or performance, of certain corporate acts and actions by Croff.

        The Offer granted the disinterested members of the Board of Directors until April 22, 2005 to accept the Offer.

        On April 18, the non-management committee of the Board of Directors began to informally review and discuss the Offer and commenced due-diligence.

        On April 20, the non-management committee of the Board of Directors held a Board meeting to formally review and discuss the Offer. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen and Edwin W. Peiker, Jr., also present.

        After extensive discussion, Mr. Nebeker and Mr. Peiker asked Mr. Julian Jensen to contact Mr. McDonald, attorney for the Offerors, to discuss certain terms and conditions of the Offer. Julian Jensen was also authorized to seek tax advice on the structure of the Offer from a tax attorney. Mr. Nebeker was authorized to prepare and send an appropriate letter responding to the Offer after Julian Jensen had reported his discussions with Mr. McDonald and the tax attorney.

        On April 20, Mr. Nebeker sent a letter to Mr. McDonald on behalf of the non-management committee. Mr. Nebeker said that while the Board was generally in favor of a transaction, the Board had some concerns with the conditions of the Offer, particularly with the tax aspects to Croff and its shareholders being a primary concern. He said the Board had retained tax counsel to review the tax related issues and requested until April 27, to respond to the Offer.

        Tax counsel was unable to complete his review by April 27, so Mr. McDonald was informed by Julian Jensen that the Board would respond as soon as possible.

        On or about May 3, Croff filed a Form 8-K reporting the extension of the Offer while the Board conducted its review.

        On May 4, the non-management committee of Croff Board of Directors convened. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen, Richard Mandel and Edwin W. Peiker, Jr. also present.

        The agenda for the meeting was to further review and discuss the Offer. The Board had received a tax opinion letter regarding the Offer from outside tax counsel. The Board reviewed important aspects of the tax opinion. The Board then had an extensive discussion of the structure, terms and conditions of the Offer. The Board then discussed and prepared a response to be sent to Mr. McDonald, counsel to the Offerors.

        A motion was made and unanimously passed authorizing Mr. Nebeker to send a letter to Mr. McDonald, responding to the Offer on behalf of the Board.

        The Board had provided copies of the tax counsel’s opinion letter to Mr. McDonald and Mr. Gerald Jensen. Mr. Nebeker’s letter to Mr. McDonald, dated May 4, 2005, stated in essential part:

        “While the Board is generally in favor of a transaction with the Preferred B shareholders for the assets pledged to the Preferred B shares, we request that your clients consider a tender offer to the Preferred B shareholders to avoid the problems raised by tax counsel. The Board looks forward to working with you and your clients to accomplish a transaction that is more beneficial for the Croff shareholders and the Offerors. Thank you.”

       On May 12, Mr. Nebeker received a letter, dated May 10, from Jensen Development Company and C.S. Finance L.L.C., stating in part: “. . we appreciate your consideration and analysis of our original offer with respect to the Preferred B shares. We have decided to withdraw that offer, based upon certain adverse tax and corporate consequences. We have decided to initiate a tender offer for the Preferred B shares. We intend to submit this offer as soon as it is drafted. We will submit the essential points of this cash tender to the non-management committee of the Board prior to filing. We will be pleased to receive your comments.”

       On June 7, the members of the non-management committee received a revised draft tender offer documents from the Offerors for review.

        On June 8, at a Croff Board of Directors meeting, with Mr. Gerald Jensen presiding, the Board was presented the draft tender offer documents. After the meeting, the non-management committee met in executive session to discuss review, due diligence and set a meeting for additional formal review and discussion.

       Between June 8, and June 13, members of the non-management committee informally reviewed and discussed the proposed tender offer and did individual due diligence.

        On June 13, the non-management committee of Croff Board of Directors convened. The meeting was conducted by the Acting Lead Director, Dilworth A. Nebeker with Julian Jensen, Richard Mandel and Edwin W. Peiker, Jr., also present.

       The Board began with an extensive discussion of the structure, terms and conditions of the proposed Offer. The Board then had an extensive, detailed discussion about valuation of the Croff Preferred B oil and gas assets and cash attributable thereto as outlined above under Item 4, “Reasons for Position” of the Board, supra. A number of valuation methods were discussed and specific cases of value described. The Board used different assumptions within each method. With respect to the proposed purchase price, individual members of the Board reached different conclusions based on the different methods and the different assumptions they believed to be the most valid.

       All Board members were significantly influenced by the highly illiquid market for the Preferred B shares and the size and geographical dissemination of the oil and gas assets and the costs of managing such widespread and unrelated oil and gas interests.

        The Board then discussed and prepared a response to be sent to the Offerors.

        A motion was made and unanimously passed adopting the following language as the complete statement of the Board’s position with respect to the proposed Tender Offer:

        The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

        Mr. Nebeker was authorized to send a letter to Mr. Gerald Jensen on behalf of the Board setting forth the above language.

        On June 13, Mr. Nebeker sent a letter to Mr. Gerald Jensen which stated:

       “The non-management members of the Board of Directors of Croff Enterprises, Inc. met today to further review and discuss the “Offer to Purchase For Cash.” to be filed by Jensen Development Company and CS Finance L.L.C. (“Offerors”)”.

        The non-management committee of the Board unanimously adopted by resolution the following language with respect to the proposed Tender Offer. We respectfully request the language appear exactly as set forth, in the tender offer documents and releases.

        The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

        On or about June 15, the Offerors filed a Tender Offer with the SEC and mailed Tender Offer documents to the Croff Preferred B shareholders.

        On June 28, 2005 the Company’s letter was sent to shareholders stating the position of the non-management committee of the Board with respect to this Tender Offer. The Company did not file the above statement with the SEC at the time of mailing because they were informed an amended Tender Offer was to be filed. The foregoing letter as amended is concurrently filed with this Amended Schedule as Exhibit (b)(2). It is also the intent of the Company as soon as effectiveness of this Schedule is determined by the SEC to include this Amended Schedule in the information packet sent to shareholders with respect to the Tender Offer along with the amended letter

       On July 19, 2005, after reviewing the “Amended Offer to Purchase for Cash,” the Board met and discussed the terms and the necessity to file a definitive schedule 14D-9 which could become effective in light of the most recent SEC comments to the company’s initial filing. The majority of the Board voted to clarify the earlier position of the Board to more categorically state its position of neutrality and to make no recommendation based upon the factors set out in Item 4 above. As a result, the Board, as a whole, reviewed and approved the wording of the attached revised Shareholder letter and directed Mr. Nebeker and Mr. Jensen to transcribe and file the changes required in the current Schedule 14D-9.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Except as set forth in this Statement, there have been no transactions in Preferred B Shares during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Offer to Purchase.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

ITEM 8. ADDITIONAL INFORMATION

        Croff Enterprises, Inc. is a public Utah corporation in good standing and subject to the laws governing corporate entities within that jurisdiction. It is the opinion of the Company, in consultation with its general counsel, that the laws of Utah would apply to its general corporate actions related to the present tender offer rather than the laws of Colorado where its principal place of business is located.

         (a) Material Arrangements or Agreements. Management does not believe there is any material agreement or arrangement which exists between the Company and any party relevant to the present Tender Offer, other than the terms of the Tender Offer and certain relationships with affiliated parties as previously described in this Schedule.

          (b) Regulatory Requirements. The Company is advised by legal counsel and concurs that Utah corporate law does not require Board action or shareholder vote in response to the tender offer for shares. Notwithstanding, the non-management members of the Board have met concerning the pending Tender Offer and have taken the positions more fully discussed and set-out in Item 4 of this schedule. The Company is further aware of certain regulatory requirements placed upon it pursuant to the provisions of the Securities and Exchange Act of 1934 (34' Act), and particularly Section 14, related to the present Tender Offer by an affiliated management member. The Company believes it has responded to all requirements of Section 14 and regulations adopted pursuant thereto by the Securities and Exchange Commission (SEC) by earlier completing and disseminating to all shareholders of record the non-management Board position with respect to the Tender Offer in a statement believed to comply with SEC Rule 14E-2, and which is further set-out and explained in Item 4 of this schedule. This notice is being concurrently filed with this Schedule. Further, the Company is filing this response to the Tender Offer as believed required pursuant to SEC Schedule 14D-9. The Company is not aware of any further regulatory requirements that would be required in order for the Tender Offer to be completed. In this regard the Company, among other issues, has reviewed with its counsel the potential application of any anti-trust laws, margin requirements, tax laws, Utah and Colorado corporate and securities laws and regulations and other potential regulatory issues and has determined that none require any further action or disclosure relevant to the present Tender Offer.

         (c) Legal Proceedings. The Company discloses that it is not subject to any present legal proceeding or known claim and believes there will be no legal proceedings pending during the pending Tender Offer or subsequently related to the Tender Offer.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. Description

(a)(1) Offer to Purchase, dated July 5, 2005, as amended. ***

(a)(2) Shareholders Letter of Transmittal, as amended. ***

(a)(3) Letter to Shareholders of the Company, dated July 5, 2005, from Gerald L. Jensen.***

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients of Banks and Brokers.*

(a)(6) Press Release dated July 5, 2005, issued by Offerors .***

(b)(1) Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005.*

(b) (2) Amended Letter, dated July 29, 2005 from Acting Lead Director, Dilworth A. Nebeker for dissemination to shareholders in compliance with Rule 14E-2.

* Previously filed by Offerors on June 16, 2005.

** Previously filed by Offerors on June 28, 2005

* ** Previously filed by Offerors on July 5, 2005.

SIGNATURE   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROFF ENTERPRISES, INC.
By: /s Dilworth A. Nebeker

---------------------
Name: Dilworth A. Nebeker
Title: Acting Lead Director
Dated: July 5, 2005